TASEKO MINES LIMITED Management's Discussion and Analysis

This management discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited ("Taseko", "we", "our" or the "Company"), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board for the year ended December 31, 2020 (the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company's other public filings, which are available on the Canadian Securities Administrators' website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission's ("SEC") website at www.sec.gov.

This MD&A is prepared as of February 24, 2021. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, global economic events arising from the coronavirus (COVID-19) pandemic outbreak, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company's other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED Management's Discussion and Analysis

TASEKO MINES LIMITED Management's Discussion and Analysis

OVERVIEW

Taseko Mines Limited ("Taseko" or "Company") is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which are capable of supporting a mine for ten years or longer. The Company's principal operating asset is the 75% owned Gibraltar mine, which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also owns the Florence Copper, which is advancing towards production, as well as the Yellowhead copper, New Prosperity gold-copper, Aley niobium and Harmony gold projects.

HIGHLIGHTS

Financial Data	Year ended December 31,			Three Months ended December 31,
(Cdn$ in thousands, except for per share amounts)	2020	2019	Change	2020	2019	Change
Revenues	343,267	329,163	14,104	87,398	89,932	(2,534)
Earnings from mining operations before depletion and amortization*	119,026	70,613	48,413	27,062	23,921	3,141
Adjusted EBITDA*	108,229	51,057	57,172	20,478	18,246	2,232
Cash flows provided by operations	106,195	42,641	63,554	20,424	9,227	11,197
Earnings (loss) from mining operations	23,725	(39,143)	62,868	8,315	(7,459)	15,774
Net income (loss)	(23,524)	(53,382)	29,858	5,694	(9,931)	15,625
Per share - basic ("EPS")	(0.09)	(0.22)	0.13	0.02	(0.04)	0.06
Adjusted net loss*	(26,539)	(68,610)	42,071	(7,473)	(16,159)	8,686
Per share - basic ("Adjusted EPS")*	(0.11)	(0.28)	0.17	(0.03)	(0.07)	0.04

Operating Data (Gibraltar - 100% basis)	Year ended December 31,			Three Months ended December 31,
	2020	2019	Change	2020	2019	Change
Tons mined (millions)	98.7	100.4	(1.7)	26.4	25.8	0.6
Tons milled (millions)	30.1	29.9	0.2	7.5	7.8	(0.3)
Production (million pounds Cu)	123.0	125.9	(2.9)	25.0	33.4	(8.4)
Sales (million pounds Cu)	124.0	122.4	1.6	25.0	33.3	(8.3)

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

2020 Annual Review

  Earnings from mining operations before depletion and amortization* was $119.0 million and Adjusted EBITDA* was $108.2 million;

  Cash flows from operations was $106.2 million, compared to $42.6 million in the prior year;

  In response to the COVID-19 pandemic management implemented a number of cost saving initiatives in 2020, including a revised mine plan for Gibraltar, which reduced total site operating costs by $28.2 million compared to 2019.  Site operating costs, net of by-product credits* was US$1.62 per pound produced, and total operating costs (C1)* was US$1.92 per pound produced;

  The Gibraltar mine operated continuously through the year and produced 123.0 million pounds of copper and 2.3 million pounds of molybdenum (100% basis). Copper recoveries were 84.3% and copper head grades for the year were 0.243%;

  Gibraltar extended its long-term copper concentrate offtake contract, for roughly 50% of its production, for an additional year, which is expected to result in a 30% reduction in treatment and refining costs in 2021, reflecting the continued tight physical copper concentrate market conditions and the strategic demand for Gibraltar's high-quality concentrates;

  On November 17, 2020, Taseko closed an offering of common shares for net proceeds of $34.3 million;

  On February 10, 2021, Taseko closed an offering of US$400 million 7% Senior Secured Notes due 2026. A portion of the proceeds will be used to redeem all of the outstanding US$250 million 8.75% 2022 Senior Secured Notes on March 3, 2021, including accrued interest and transaction costs;

  The Company's cash balance at December 31, 2020 was $85.1 million, and the bond refinancing transaction in February 2021 provided additional net cash proceeds of $167 million (or US$131 million);

  Copper prices have recovered strongly and the current price of US$4.22 per pound is significantly higher than the average LME price of $2.80 per pound in 2020; and

  The Arizona Department of Environmental Quality ("ADEQ") issued the Aquifer Protection Permit ("APP") for the Florence Copper Project on December 8, 2020.  The Company is now moving forward with final design engineering of the Florence commercial production facility and procurement of certain critical components.

Fourth Quarter Review

  Fourth quarter earnings from mining operations before depletion and amortization* was $27.1 million, and Adjusted EBITDA* was $20.5 million;

  Cash flow from operations was $20.4 million;

  The Gibraltar mine produced 25.0 million pounds of copper in the fourth quarter. Copper recoveries were 83.3% and copper head grades were 0.201%;

  Gibraltar sold 25.0 million pounds of copper in the quarter (100% basis) which resulted in $85.9 million of revenue for Taseko.  Average LME copper prices were US$3.25 per pound in the quarter and revenue also included positive provisional price adjustments of $8.4 million; and

  Net income (GAAP) for the fourth quarter was $5.7 million ($0.02 per share).  Adjusted net loss* was $7.5 million ($0.03 loss per share).

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating data (100% basis)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	YE 2020	YE 2019
Tons mined (millions)	26.4	23.3	20.5	28.5	25.8	98.7	100.4
Tons milled (millions)	7.5	7.5	7.7	7.5	7.8	30.1	29.9
Strip ratio	1.9	1.5	1.9	2.7	2.1	2.0	2.6
Site operating cost per ton milled (CAD$)*	$11.67	$9.57	$7.66	$9.52	$10.46	$9.59	$10.92
Copper concentrate
Head grade (%)	0.201	0.228	0.281	0.259	0.253	0.243	0.245
Copper recovery (%)	83.3	85.0	85.2	83.4	84.5	84.3	86.2
Production (million pounds Cu)	25.0	28.9	36.8	32.4	33.4	123.0	125.9
Sales (million pounds Cu)	25.0	28.6	39.3	31.1	33.3	124.0	122.4
Inventory (million pounds Cu)	3.4	3.6	3.8	6.4	5.0	3.4	5.0
Molybdenum concentrate
Production (thousand pounds Mo)	549	668	639	412	728	2,269	2,739
Sales (thousand pounds Mo)	487	693	656	403	791	2,239	2,787
Per unit data (US$ per pound produced)*
Site operating costs*	$2.67	$1.85	$1.15	$1.64	$1.85	$1.75	$1.95
By-product credits*	(0.14)	(0.14)	(0.11)	(0.11)	(0.16)	(0.13)	(0.20)
Site operating costs, net of by-product credits*	$2.53	$1.71	$1.04	$1.53	$1.69	$1.62	$1.75
Off-property costs	0.29	0.29	0.30	0.29	0.32	0.30	0.31
Total operating costs (C1)*	$2.82	$2.00	$1.34	$1.82	$2.01	$1.92	$2.06

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

OPERATIONS ANALYSIS

Full-year results

To-date, there have been no interruptions to the Company's operations, logistics and supply chains as a result of the COVID-19 pandemic.  Heightened health and safety protocols continue to be implemented and monitored for effectiveness.

In 2020, Gibraltar produced 123.0 million pounds of copper compared to 125.9 million in 2019. Copper grade for the year averaged 0.243% copper which was consistent with 2019. Copper recovery for 2020 was 84.3% and was affected by higher iron content in the ore in the first quarter and increased oxide ore and ore hardness in the initial Pollyanna Pit benches in the fourth quarter.

A total of 98.7 million tons were mined in 2020, a slight decrease over the prior year. In response to COVID-19, management implemented a revised mining plan in March 2020 that reduced operating costs over the second and third quarters of 2020 while still maintaining long-term mine plan requirements. Site operating costs, net of by-product credit for the year were US$1.62 per pound of copper produced, a decrease of US$0.13 per pound from 2019.

The strip ratio for the year was 2.0 to 1 compared to 2.6 to 1 in 2019 reflecting the revised mine plan. In addition, ore stockpiles increased over 2020 by 3.0 million tons from initial mining of ore in Pollyanna.

Molybdenum by-product credits per pound of copper produced* were US$0.13, compared to US$0.20 in the prior year.  The decrease was due to a drop in the average molybdenum price, which was US$8.68 per pound in 2020 compared to US$11.36 per pound in 2019. Molybdenum production for 2020 was 2.3 million pounds and 0.4 million pounds lower than in 2019.

Off-property costs per pound produced* were US$0.30 in 2020 and consist of concentrate treatment, refining and transportation costs. These costs are in line with the prior year on a per pound basis.

Total operating costs per pound produced (C1)* were US$1.92 for the year compared to US$2.06 in 2019 and decreased due to the overall reduction in site spending in 2020.

Fourth quarter results

Copper production in the fourth quarter was 25.0 million pounds and was impacted by lower mined ore grades from the Pollyanna pit.  Mining in the Granite pit was completed in early October 2020.  Additionally, increased oxide ore and ore hardness in the initial Pollyanna Pit benches affected recoveries and throughput in the fourth quarter.

Total site spending (including capitalized stripping) was consistent with the fourth quarter of 2019 as the mining rate returned to normal levels. The strip ratio for the fourth quarter was 1.9 to 1 consistent with the average for the year.  Capital expenditures in the fourth quarter included costs associated with the dewatering system for the Gibraltar pit.

Molybdenum production was 549 thousand pounds in the fourth quarter, a decrease from the prior quarter due to lower molybdenum grade, which also decreased recovery.  Molybdenum prices continued their recovery in the fourth quarter and averaged US$9.01 per pound but were still lower compared to US$9.67 per pound in Q4 2019.  By-product credits per pound of copper produced* was US$0.14 in the fourth quarter.

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

Off-property costs per pound produced* were US$0.29 for the fourth quarter and consistent with prior quarters.

Total operating costs per pound produced (C1)* were US$2.82 for the quarter.  In addition to fewer copper pounds being produced in the fourth quarter, contributing to the increase in C1* costs was a decrease in capitalized stripping costs which was only $1.2 million compared to $3.6 million in the third quarter, higher operating costs due to mining rates returning to normal levels and a strengthening Canadian dollar.

*Non-GAAP performance measure. See page 29 of this MD&A.

ENVIRONMENT, SOCIAL AND GOVERNANCE

In May 2020, Taseko published its first Environmental, Social, and Governance report, which includes an examination of the Company's sustainable performance, with specific details for 2017, 2018 and 2019. The report is available on the Company's website at www.tasekomines.com/esg.

Nothing is more important to Taseko than the safety, health and well-being of our workers and their families. Taseko is committed to operational practices that result in improved efficiencies, safety performance and occupational health.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment.  In 2020, Gibraltar's days lost, loss time incidents, lost time frequency, and loss time severity were all zero. The British Columbia mining industry averages for 2020 were 0.68 for loss time frequency (per 200,000 hours worked) and 105.7 for loss time severity.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being implemented at Florence Copper as it prepares for construction.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 125 million pounds on a 100% basis in 2021, compared to 123 million pounds in 2020. Copper prices are currently US$4.22 per pound, compared to the average LME copper price of $2.80 per pound in 2020.  Molybdenum prices are currently US$12.50 per pound, 44% higher than the average price in 2020. All of these factors are supportive of improved financial performance at the Gibraltar mine in 2021.

With a strong copper price backdrop, mining rates have returned to more normal levels. Mining has transitioned to the Pollyanna pit which will be the main source of ore in 2021. Copper production is expected to be greater in the second half of 2021 as higher grade areas in Pollyanna are opened up.  Mining of the Gibraltar pit will commence in the first part of 2021 with ore release commencing in the second half of the year. Ore from the Gibraltar pit is relatively softer and is expected to require less energy to grind, which will provide opportunities for increased mill throughput in the future.

Copper prices have recovered swiftly since March 2020 and are reaching multi-year highs due to recovery in Chinese demand coupled with continued supply disruptions, most notably in South America. Many governments are now focusing on increased infrastructure investment to stimulate economic recovery after the pandemic, including green initiatives, which will require new primary supplies of copper. Most industry analysts are projecting ongoing supply constraints and deficits, which should support higher copper prices in the years to come.

TASEKO MINES LIMITED Management's Discussion and Analysis

FLORENCE COPPER

Florence Copper represents a low-cost growth project that will have an annual production capacity of 85 million pounds of copper over a 21-year mine life, and with the expected C1* operating cost of US$0.90 per pound puts Florence Copper in the lowest quartile of the global copper cost curve.  The commercial production facility at Florence will also be one of the greenest sources of mined copper, with carbon emissions, water and energy consumption all dramatically lower than a conventional mine.  We have successfully operated a Production Test Facility ("PTF") for the last two years at Florence to demonstrate that the in-situ copper recovery ("ISCR") process can produce high quality cathode while operating within permit conditions.

The next phase of Florence Copper will include the construction and operation of the commercial ISCR facility with an estimated capital cost of US$230 million (including reclamation bonding and working capital). At a long-term copper price of US$3.00 per pound, Florence Copper is expected to generate an after-tax internal rate of return of 37%, an after-tax net present value of US$680 million at a 7.5% discount rate, and an after-tax payback period of 2.5 years.

On December 8, 2020, the Company received the Aquifer Protection Permit ("APP") permit from the Arizona Department of Environmental Quality ("ADEQ").  The APP permit was issued following a public comment period and public hearing in August 2020 where the project received strong support from local community members, business owners and elected officials.  The other required permit is the Underground Injection Control ("UIC") Permit from the U.S. Environmental Protection Agency ("EPA"). The EPA's technical review for the UIC permit has identified no significant issues and the Company expects to receive this permit in the coming months.

With the recently concluded equity and bond financings, the Company now has the majority of the required  construction funding for Florence Copper in hand.  Discussions with potential joint venture partners continue to advance, and with the improved cash position and stronger expected operating cash flows from Gibraltar due to higher prevailing copper prices, the Company has numerous options available to obtain the remaining funding.

Management is now moving forward with final design engineering for the commercial production facility as well as procurement of certain critical components.

LONG-TERM GROWTH STRATEGY

Taseko's strategy has been to grow the Company by acquiring and developing a pipeline of complimentary projects focused on copper in stable mining jurisdictions.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are focused primarily on copper and are located in British Columbia.

Yellowhead Copper Project

Yellowhead Mining Inc. ("Yellowhead") has an 817 million tonnes reserve and a 25-year mine life with a pre-tax net present value of $1.3 billion at an 8% discount rate using a US$3.10 per pound long-term copper price. Capital costs of the project are estimated at $1.3 billion over a 2-year construction period.  Over the first 5 years of operation, the copper equivalent grade will average 0.35% producing an average of 200 million pounds of copper per year at an average C1* cost, net of by-product credit, of US$1.67 per pound of copper. The Yellowhead Copper Project contains valuable precious metal by-products with 440,000 ounces of gold and 19 million ounces of silver with a life of mine value of over $1 billion at current prices.

*Non-GAAP performance measure.

The Company is focusing its current efforts on advancing the environmental assessment and some additional engineering work in conjunction with ongoing engagement with local communities including First Nations.  A focus group has been formed between the Company and high-level regulators in the appropriate Provincial ministries in order to expedite the advancement of the environmental assessment and the permitting of the project. Management also commenced joint venture partnering discussions in 2020 with a number of strategic industry groups that are interested in potentially investing in the Yellowhead project in combination with acquiring significant copper offtake rights.

TASEKO MINES LIMITED Management's Discussion and Analysis

New Prosperity Gold-Copper Project

In late 2019 the Tŝilhqot'in Nation, as represented by Tŝilhqot'in National Government, and Taseko entered into a confidential dialogue, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko's proposed gold-copper mine currently known as New Prosperity, acknowledging Taseko's commercial interests and the Tŝilhqot'in Nation's opposition to the project.  The dialogue was supported by the parties' agreement on December 7, 2019, to a one-year standstill on certain outstanding litigation and regulatory matters that relate to Taseko's tenures and the area in the vicinity of Teztan Biny (Fish Lake).

The COVID-19 pandemic delayed the commencement of the dialogue for several months in 2020, but the Tŝilhqot'in Nation and Taseko have made progress in establishing a constructive dialogue. In December 2020 they agreed to extend the standstill for a further year so they can continue this dialogue.

Aley Niobium Project

Environmental monitoring and product marketing initiatives on the Aley Niobium project continue. The pilot plant program has successfully completed the niobium flotation process portion of the test, raising confidence in the design and providing feed to the converter portion of the process. Completion of the converter pilot test, which is underway, will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

MARKET REVIEW

Copper         Molybdenum                   Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: London Metals Exchange, Platts Metals, and Bank of Canada)

Copper prices are currently over US$4.20 per pound with continued upside in the short to medium term.  After a dramatic but short lived drop in copper prices with the onset of COVID-19 in March of 2020, copper prices have dramatically recovered and are now at decade highs and even record levels in Canadian dollar terms.  Supply challenges caused by the pandemic, particularly in Peru and Chile where the largest copper mines in the world are located, saw local cases of COVID-19 leading to curtailed operations and project delays which continue to impact supply into 2021.  At the same time, Chinese demand recovered swiftly in the second half of 2020 resulting in an estimated 2020 deficit of copper of over 500,000 tonnes, the highest in more than a decade.  Focus in 2021 is now turning to strong demand growth, inflation and the weaker US dollar arising from the expected economic recovery in North America and Europe. The rollout of vaccine programs will also improve the global demand outlook, further pressuring the copper supply deficit. The longer term outlook for copper is also favourable with the focus on government investment in construction and infrastructure including initiatives focused on green sources of power and the electrification of transportation which are inherently copper intensive.  This increased demand for copper after years of under investment by the industry in new mine supply is expected to support strong copper prices in the years ahead.

TASEKO MINES LIMITED Management's Discussion and Analysis

Molybdenum prices have also experienced volatility in 2020 due to the combination of a COVID-19 induced global economic slowdown and a decrease in molybdenum usage which has a particularly high dependence on demand from the oil and gas and transportation sectors.  The average molybdenum price was US$8.68 per pound during 2020, compared to US$11.36 per pound in 2019. The Company's sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of the Gibraltar mine's costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company's operating results and unit production costs, which are earned and in some cases reported in US dollars. Overall, the Canadian dollar modestly strengthened by approximately 2% during 2020 although decreased sharply in the second quarter to a low of C$1.45 per US dollar before recovering in the second half of the year.

FINANCIAL PERFORMANCE

Earnings

	Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Net loss	(23,524)	(53,382)	29,858
Unrealized foreign exchange gain	(4,345)	(15,228)	10,883
Unrealized loss on copper put and fuel call options	1,822	-	1,822
Estimated tax effect of adjustments	(492)	-	(492)
Adjusted net loss *	(26,539)	(68,610)	42,071

The Company's net loss was $23.5 million ($0.09 loss per share) for the year ended December 31, 2020, compared to a net loss of $53.4 million ($0.22 loss per share) for 2019. The lower net loss for the current year was primarily due to the higher earnings from mining operations, partially offset by a decrease in the unrealized foreign exchange gain on the Company's US dollar denominated debt in 2020.

Earnings from mining operations before depletion and amortization* was $119.0 million for 2020, compared to $70.6 million for 2019. This increase in earnings resulted from higher copper prices in 2020 as well as cost savings achieved from revisions to the mine plan which were made in response to COVID-19, lower fuel prices and a reduction of other input costs.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. Unrealized gains or losses have been adjusted in determining adjusted net income (loss) as well as their estimated tax effect.  The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company's US dollar denominated 2022 Notes of US$250 million due in 2022.  No adjustments are made to adjusted net income (loss) for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

*Non-GAAP performance measure. See page 29 of this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Copper contained in concentrate	331,584	321,082	10,502
Molybdenum concentrate	18,842	31,161	(12,319)
Silver	3,502	3,674	(172)
Price adjustments on settlement receivables	11,570	(419)	11,989
Total gross revenue	365,498	355,498	10,000
Less: Treatment and refining costs	(22,231)	(26,335)	4,104
Revenue	343,267	329,163	14,104

(thousands of pounds, unless otherwise noted)
Sales of copper in concentrate*	89,697	88,462	1,235
Average realized copper price (USD per pound)	2.84	2.74	0.10
Average LME copper price (USD per pound)	2.80	2.72	0.08
Average exchange rate (CAD/USD)	1.34	1.33	0.01

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the year ended December 31, 2020 increased by $10.5 million, compared to prior year, primarily due to the higher prevailing LME copper prices by US$0.08 per pound and an increase in the volume of payable copper sold by 1.2 million pounds (75% basis). During the year ended December 31, 2020, the Company also recognized positive net price adjustments of $9.4 million for provisionally priced copper concentrate. These revenue adjustments resulted in a US$0.09 per pound increase to the average realized copper price for the year.  Treatment and refining charges also decreased in 2020 compared to 2019 due to a 25% reduction in the copper benchmark rates which applies to the majority of copper concentrate shipments from Gibraltar.

Molybdenum revenues for the year ended December 31, 2020 decreased by $12.3 million compared to the prior year, due to a decrease in molybdenum sales volumes by 411 thousand pounds (75% basis) and lower average molybdenum prices of US$8.68 per pound compared to US$11.36 per pound in the prior year. During the year ended December 31, 2020, positive net price adjustments of $2.2 million were recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Site operating costs	216,415	244,611	(28,196)
Transportation costs	18,248	17,832	416
Changes in inventories of finished goods	939	(5,570)	6,509
Changes in inventories of ore stockpiles	(11,361)	1,677	(13,038)

Production costs	224,241	258,550	(34,309)
Depletion and amortization	95,301	109,756	(14,455)
Cost of sales	319,542	368,306	(48,764)
Site operating costs per ton milled*	$9.59	$10.92	$(1.33)

TASEKO MINES LIMITED Management's Discussion and Analysis

*Non-GAAP performance measure. See page 29 of this MD&A

Site operating costs for the year ended December 31, 2020 decreased by $28.2 million, compared to the same prior period due to an overall decrease in tons mined as a result of the lower mining rates from the revised mining plan implemented in the second and third quarters of 2020 as well as shorter haul distances for mining activity in the Pollyanna pit. Fuel and other input cost savings also reduced site costs in the year ended December 31, 2020.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate at the end of 2020 decreased by 1.6 million pounds since December 31, 2019.  Inventory of copper concentrates was higher than normal levels at December 31, 2019 due to a rail strike in late November 2019. Ore stockpiles also increased by 3.0 million tons during 2020 which resulted in a decrease in cost of sales of $11.4 million in 2020.

Depletion and amortization for year ended December 31, 2020, decreased by $14.5 million over the same period in 2019 due to decreased ore tons being mined and processed from the Granite pit in 2020 as mining in the Granite pit completed in the third quarter.

Other operating (income) expenses

		Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
General and administrative	14,636	13,804	832
Share-based compensation expense	5,075	2,946	2,129
Project evaluation expenditures	1,397	3,569	(2,172)
Net realized (gain) loss on derivative instruments	(3,759)	2,834	(6,593)
Unrealized loss on derivative instruments	1,822	-	1,822
Other income, net	(1,495)	(920)	(575)
	17,676	22,233	(4,557)

General and administrative costs for the year ended December 31, 2020 was generally comparable to the prior year.

Share-based compensation expense increased for the year ended December 31, 2020, compared to 2019, primarily due to the revaluation of the liability for deferred share units resulting from an increase in the Company's share price during the year. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense for deferred share units. More information is set out in Note 22 of the December 31, 2020 consolidated financial statements.

Project evaluation expenditures for the year ended December 31, 2020 represent costs associated with the New Prosperity project.

During the year ended December 31, 2020, the Company realized a net gain of $3.8 million primarily from copper put options that settled in-the-money during the initial months of the COVID-19 pandemic, compared to a loss of $2.8 million in 2019. The unrealized loss of $1.8 million relates to the fair value adjustments on copper put and fuel call options outstanding at December 31, 2020 that expire in the first half of 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

		Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Interest expense	37,288	34,593	2,695
Finance expense - deferred revenue	5,172	4,154	1,018
Accretion of PER	550	1,577	(1,027)
Finance income	(249)	(1,202)	953
	42,761	39,122	3,639

Interest expense increased for the year ended December 31, 2020 compared to 2019 due to the weakened Canadian dollar in 2020 and its negative impact on US dollar denominated interest payments as well as the impact of several financings that closed in 2019 for which interest would not have accrued for the comparative period.

Finance expense on deferred revenue represents the implicit financing component of the upfront deposit from the silver sales arrangement with Osisko Gold Royalties Ltd. ("Osisko").

Income tax

		Year ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Current income tax expense	1,769	817	952
Deferred income recovery	(10,865)	(33,154)	22,289
	(9,096)	(32,337)	23,241
Effective tax rate	(27.9)%	(37.7)%	9.8%
Canadian statutory rate	27.0%	27.0%	-
B.C. Mineral tax rate	9.5%	9.6%	(0.1)%

The overall income tax recovery for the year ended December 31, 2020 was due to deferred income tax recovery recognized on losses for accounting purposes.

As foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the year ended December 31, 2020, relative to net loss for the year. The effective tax rate is also impacted by deductions such as interest which are not deductible for B.C. mineral tax purposes.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current period.

TASEKO MINES LIMITED Management's Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at December 31,
(Cdn$ in thousands)	2020	2019	Change
Cash and equivalents	85,110	53,198	31,912
Other current assets	72,088	60,654	11,434
Property, plant and equipment	742,619	758,006	(15,387)
Other assets	10,548	12,138	(1,590)
Total assets	910,365	883,996	26,369
Current liabilities	60,867	50,833	10,034
Debt:
Senior secured notes	313,965	317,728	(3,763)
Equipment related financings	49,439	55,757	(6,318)
Deferred revenue	47,154	39,433	7,721
Other liabilities	121,568	118,559	3,009
Total liabilities	592,993	582,310	10,683
Equity	317,372	301,686	15,686
Net debt (debt minus cash and equivalents)	278,294	320,287	(41,993)
Total common shares outstanding (millions)	282.1	246.2	35.9

The Company's asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of Gibraltar and the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities.  Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has decreased by $42.0 million in the year ended December 31, 2020 compared to 2019, primarily due to the increase in cash by $31.9 million, ongoing principal and lease repayments, and the impact of the stronger Canadian dollar on the Company's US dollar denominated debt.

Deferred revenue relates to the advance payments received from Osisko for the sale of Taseko's share of future silver production from Gibraltar.  In April 2020, Taseko concluded an amendment to its silver stream with Osisko and received $8.5 million in exchange for reducing the delivery price of silver from US$2.75 per ounce to nil.

Other liabilities increased by $3.0 million primarily due to the increase in the provision for environmental rehabilitation ("PER") by $12.6 million. The increase in the PER during 2020 is primarily due to the change in estimates of the long-term risk free rate.  Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (100 years), the carrying value of the PER provision is sensitive to changes in inflation and discount rate assumptions.  More information on the PER is set out in Note 20 of the December 31, 2020 consolidated financial statements.

As at February 24, 2021, there were 283,031,024 common shares and 10,056,533 stock options outstanding.  More information on these instruments and the terms of their exercise is set out in Note 22 of the December 31, 2020 consolidated financial statements.

TASEKO MINES LIMITED Management's Discussion and Analysis

Liquidity, cash flow and capital resources

Cash provided by operating activities during the year ended December 31, 2020 was $106.2 million, compared to $42.6 million for the same period in 2019. The increased cash flow provided by operations for the year ended December 31, 2020, was primarily due to higher revenues from the higher realized copper price, lower operating costs and the April 2020 amendment to the silver stream agreement with Osisko.

Cash used for investing activities was $59.6 million for the year ended December 31, 2020, compared to $16.9 million for the same period in 2019. Cash used for investing activities includes $47.2 million capital expenditures at Gibraltar (including $26.3 million for capitalized stripping) and $15.3 million of expenditures at Florence Copper.  The release of $36.2 million in cash from other financial assets in 2019 arising from the new form of reclamation security provided by the Company to Gibraltar partially offset Gibraltar and Florence capital expenditures in that year.

Net cash used for financing activities for the year ended December 31, 2020 was $11.9 million. Financing activities includes the net proceeds from the common share equity offering of $34.3 million closed in November and $1.0 million from stock option exercises.  Principal repayments for equipment loans and leases were $14.4 million and interest paid was $32.9 million for the year ended December 31, 2020.  In 2019, Gibraltar entered into three separate equipment re-financings with the Company's share of proceeds being $34.0 million which partially offset its debt service payments in that year.

At December 31, 2020, the Company had cash and equivalents of $85.1 million (December 31, 2019 - $53.2 million). The Company continues to make monthly principal repayments for equipment loans and leases.  On February 1, 2021, the Company issued a notice to bondholders to redeem the 2022 senior secured notes (the "2022 Notes") including its call premium and accrued interest for redemption on March 3, 2021.  A portion of the proceeds from the US$400 million offering of senior secured notes issued on February 10, 2021 (the "2026 Senior Secured Notes") have been set aside in trust to fund the redemption of the 2022 Notes.

Liquidity outlook

On February 10, 2021, the Company completed its offering of the 2026 Senior Secured Notes.  After repayment of the 2022 Notes and related transaction costs, the Company expects to have net proceeds of approximately $167 million in additional cash available for capital expenditures, including for Florence Copper and for general corporate purposes and working capital.  The 2026 Senior Secured Notes also allow for up to US$145 million of first lien secured debt to be issued and up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture.

With receipt of the net proceeds from the November common share offering of $34.3 million and the net proceeds from the 2026 Senior Secured Notes noted above, the Company now has funded a significant portion of the construction cost of the commercial facility at Florence Copper to assist it with advancing to a final construction decision once the final UIC permit is received from the EPA in the coming months.  Florence Copper has an estimated capital cost (based on the Company's 2017 NI 43-101 technical report) of approximately US$230 million (including reclamation bonding and working capital).

To address the remaining project funding requirements for Florence Copper, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures or additional credit facilities, including additional notes offerings.  The Company evaluates these financing alternatives based on a number of factors including the prevailing metal prices and projected operating cash flow from Gibraltar, relative valuation, liquidity requirements, covenant restrictions and other factors, in order to minimize the Company's cost of capital and maximize shareholder value.

TASEKO MINES LIMITED Management's Discussion and Analysis

The Company does not have any significant capital plans for its other development projects over the next 12 months.  Should plans for these other development projects materially change, the Company may require additional external funding.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in the Company's development projects, debt obligations, and other uses of capital. To mitigate commodity price risks in the short-term, copper put options are entered into for a substantial portion of Taseko's share of Gibraltar copper production and the Company has a long track record of doing so (see "Hedging Strategy").

Hedging strategy

The Company's hedging strategy is to secure a minimum price for a significant portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.  The Company's hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar's estimated production costs, anticipated copper prices and the Company's capital requirements during the relevant period.  In January and May 2020, the Company spent $0.7 million to purchase copper put options that matured between January and June 2020. In July 2020, the Company spent $1.0 million to purchase copper put options that mature between October and December 2020. In October and December 2020, the Company purchased 37.5 million pounds of copper put options at strike prices between US$2.80 and US$3.20 per pound covering the first half of 2021, at a total cost of $3.4 million.

During the year ended December 31, 2020, the Company received proceeds from copper put options of $6.1 million due to the sharp drop in copper prices experienced in March and April of 2020 from the onset of the COVID-19 pandemic.

From time to time, the Company will look at potential hedging opportunities to mitigate the risk of rising input costs, including foreign exchange and fuel prices where such a strategy is cost effective.  During 2020, and in line with its copper put strategy, the Company purchased fuel call options to provide a price ceiling for its share of diesel fuel consumed at the Gibraltar mine site while allowing it to benefit from further decreases in fuel prices tied to the weaker oil market. The cost of the fuel calls, which covered the period April to December 2020 and the first quarter of 2021, were $0.9 million or approximately $0.04 per litre.

	Notional amount	Strike price	Term to maturity	Original cost
At February 24, 2021

Copper put options	5 million lbs	US$2.80 per lb	February to March 2021	$0.3 million

Copper put options	25 million lbs	US$ 3.20 per lb	February to June 2021	$2.7 million

Fuel call options	3.6 million ltrs	US$0.34 per ltr	February to March 2021	$0.2 million

TASEKO MINES LIMITED Management's Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
(Cdn$ in thousands)	2021	2022	2023	2024	2025	Thereafter	Total
Debt:
2022 Notes [1]	-	318,300	-	-	-	-	318,300
Interest	27,851	13,926	-	-	-	-	41,777
Equipment loans:
Principal	7,537	6,548	4,688	1,375	-	-	20,148
Interest	925	511	197	18	-	-	1,651
Lease liabilities:
Principal	8,047	6,658	1,732	1,268	1,280	938	19,923
Interest	927	502	266	179	100	24	1,998
Lease related obligation:
Rental payment	2,627	2,627	5,636	-	-	-	10,890
PER [2]	-	-	-	-	-	78,983	78,983
Capital expenditures	2,733	-	-	-	-	-	2,733
Other expenditures
Transportation related services [3]	5,911	859	-	-	-	-	6,770

1 On February 10, 2021, the Company closed its offering of the 2026 Senior Secured Notes and a portion of the proceeds will be used to redeem all of the 2022 Notes which was outstanding at December 31, 2020.

2  The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar    mine and Florence Copper. The Company has provided a surety bond of $37,500 for its 75% share of Gibraltar's reclamation security.  For Florence Copper, the Company has provided to the federal and state regulator surety bonds totaling $12.5 million for reclamation security for the PTF being operated.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain equipment loans and leases entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner's 25% share of this debt which amounted to $14.7 million as at December 31, 2020.

TASEKO MINES LIMITED Management's Discussion and Analysis

SELECTED ANNUAL INFORMATION

	For years ended December 31,
(Cdn$ in thousands, except per share amounts)	2020	2019	2018
Revenues	343,267	329,163	343,870
Net loss	(23,524)	(53,382)	(35,774)
Per share - basic	(0.09)	(0.22)	(0.16)
Per share - diluted	(0.09)	(0.22)	(0.16)
	As at December 31,
	2020	2019	2018
Total assets	910,365	883,996	972,723
Total long-term financial liabilities	349,312	358,508	347,138

TASEKO MINES LIMITED Management's Discussion and Analysis

FOURTH QUARTER RESULTS

Consolidated Statements of Comprehensive Loss	Three months ended December 31,
(Cdn$ in thousands, except per share amounts)	2020	2019

Revenues	87,398	89,932
Cost of sales
Production costs	(60,336)	(66,011)
Depletion and amortization	(18,747)	(31,380)
Earnings (loss) from mining operations	8,315	(7,459)

General and administrative	(4,944)	(3,520)
Share-based compensation expense	(1,216)	(678)
Project evaluation costs	(109)	(823)
Loss on derivatives	(1,753)	(684)
Other income (expense)	352	(461)
Income (loss) before financing costs and income taxes	645	(13,625)

Finance expenses, net	(10,528)	(9,996)
Foreign exchange gain	12,853	6,147
Income (loss) before income taxes	2,970	(17,474)

Income tax recovery	2,724	7,543
Net income (loss) for the period	5,694	(9,931)

Other comprehensive loss:
Unrealized loss on financial assets	(2,855)	(70)
Foreign currency translation reserve	(9,109)	(3,456)
Total other comprehensive loss for the period	(11,964)	(3,526)

Total comprehensive loss for the period	(6,270)	(13,457)

Earnings (loss) per share
Basic	0.02	(0.04)
Diluted	0.02	(0.04)

Weighted-average shares outstanding (in thousands)
Basic	263,227	246,194
Diluted	266,140	246,194

TASEKO MINES LIMITED Management's Discussion and Analysis

Consolidated Statements of Cash Flows	Three months ended December 31,
(Cdn$ in thousands)	2020	2019
Operating activities
Net income (loss) for the period	5,694	(9,931)
Adjustments for:
Depletion and amortization	18,747	31,380
Income tax recovery	(2,724)	(7,543)
Share-based compensation expense	1,242	712
Loss on derivatives	1,753	684
Finance expenses, net	10,528	9,996
Unrealized foreign exchange gain	(13,595)	(5,850)
Amortization of deferred revenue	(1,229)	(507)
Other operating activities	-	(172)
Net change in working capital	8	(9,542)
Cash provided by operating activities	20,424	9,227

Investing activities
Purchase of property, plant and equipment	(17,491)	(13,714)
Distribution of reclamation deposits	-	30,000
Release of restricted cash	-	6,200
Purchase of copper put and fuel call options	(3,367)	-
Other investing activities	46	(187)
Cash provided by (used for) investing activities	(20,812)	22,299

Financing activities
Proceeds from equity issuance, net of costs	34,299	-
Proceeds from exercise of stock options	391	-
Repayment of equipment loans and leases	(4,655)	(3,936)
Interest paid	(14,861)	(15,503)
Cash provided by (used for) financing activities	15,174	(19,439)
Effect of exchange rate changes on cash and equivalents	(2,354)	(766)
Increase in cash and equivalents	12,432	11,321
Cash and equivalents, beginning of period	72,678	41,877
Cash and equivalents, end of period	85,110	53,198

TASEKO MINES LIMITED Management's Discussion and Analysis

Earnings

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Net income (loss)	5,694	(9,931)	15,625
Unrealized foreign exchange gain	(13,595)	(5,850)	(7,745)
Unrealized (gain) loss on copper put and fuel call options	586	(518)	1,104
Estimated tax effect of adjustments	(158)	140	(298)
Adjusted net loss*	(7,473)	(16,159)	8,686

The Company's net income was $5.7 million ($0.02 per share) for the three months ended December 31, 2020, compared to net loss of $9.9 million ($0.04 loss per share) for the same period in 2019.  The increased net income in the current period was primarily due to the lower depreciation of capitalized stripping costs in 2020, attributed to the greater ore tons being mined from the Granite pit in the prior year which had a higher depreciation cost per ton.  Also contributing to the change in the current period net income is the lower production costs and an increase in unrealized foreign exchange gain as compared to the same period in 2019, partially offset by a decrease in income tax recovery.

Earnings from mining operations before depletion and amortization* was $27.1 million for the three months ended December 31, 2020, compared to $23.9 million for the same period in 2019.  During the fourth quarter of 2020, earnings was positively impacted by lower overall production costs, higher average copper price including positive provisional price adjustments of $8.4 million, partially offset by lower sales volumes of copper concentrate.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. Unrealized gains or losses have been adjusted in determining adjusted net income (loss) as well as their estimated tax effect.  The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company's US dollar denominated 2022 Notes.  No adjustments are made to adjusted net income (loss) for positive or negative provisional price adjustments in the quarter as these adjustments normalize or reverse throughout the year.

*Non-GAAP performance measure. See page 29 on this MD&A.

TASEKO MINES LIMITED Management's Discussion and Analysis

Revenues

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Copper in concentrate	77,523	85,347	(7,824)
Molybdenum concentrate	4,162	7,755	(3,593)
Silver	939	517	422
Price adjustment on settlement receivables	8,935	3,249	5,686
Total gross revenue	91,559	96,868	(5,309)
Less: Treatment and refining costs	(4,161)	(6,936)	2,775
Revenue	87,398	89,932	(2,534)

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	18,091	24,080	(5,989)
Average realized copper price (US$ per pound)	3.69	2.82	0.87
Average LME copper price (US$ per pound)	3.25	2.67	0.58
Average exchange rate (CAD/USD)	1.30	1.32	(0.02)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the three months ended December 31, 2020 decreased by $7.8 million compared to the same period in 2019, primarily due to decreases in the volume of payable copper sold by 6.0 million pounds (75% basis), partially offset by the higher prevailing LME copper prices by US$0.58 per pound in the current quarter. The Company also recognized positive net price adjustments of $8.4 million, for provisionally priced copper concentrate due to increasing copper price trends following shipment. These revenue adjustments resulted in a US$0.39 per pound increase to the average realized copper price for the quarter.

Molybdenum revenues for the three months ended December 31, 2020 decreased by $3.6 million compared to the same period in 2019, primarily due to lower molybdenum sales volumes by 228 thousand pounds (75% basis) and lower average molybdenum prices of US$9.01 per pound, compared to US$9.67 per pound for the same prior period. During the three months ended December 31, 2020, positive net price adjustments of $0.5 million were recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Site operating costs	65,287	61,219	4,068
Transportation costs	3,768	5,025	(1,257)
Changes in inventories of finished goods	(2,087)	1,193	(3,280)
Changes in inventories of ore stockpiles	(6,632)	(1,426)	(5,206)
Production costs	60,336	66,011	(5,675)
Depletion and amortization	18,747	31,380	(12,633)
Cost of sales	79,083	97,391	(18,308)
Site operating costs per ton milled*	$11.67	$10.46	$1.21

TASEKO MINES LIMITED Management's Discussion and Analysis

*Non-GAAP performance measure. See page 29 on this MD&A.

Site operating costs for the three months ended December 31, 2020 increased by $4.1 million, compared to the same prior period primarily due to a return to more normalized mining rates and lower stripping costs being capitalized in 2020 compared to 2019. For the three months ended December 31, 2020, capitalized waste stripping costs for Pollyanna pit were $1.2 million, compared to $4.3 million for the same period in 2019.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Despite the small decrease in copper pounds over the quarter, the carrying value of finished goods inventory increased for the fourth quarter due to the higher average production cost per pound. There was also an increase of 1.5 million tons in the ore stockpiles from the third quarter.

Depletion and amortization for the three months ended December 31, 2020 decreased by $12.6 million, over the same period in 2019 due to decreased ore tons being mined from the Granite pit in the current period.

Other operating (income) expenses

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
General and administrative	4,944	3,520	1,424
Share-based compensation expense	1,216	678	538
Project evaluation expenditures	109	823	(714)
Realized loss on derivative instruments	1,167	1,202	(35)
Unrealized (gain) loss on derivative instruments	586	(518)	1,104
Other income, net	(352)	461	(813)
	7,670	6,166	1,504

General and administrative expenses have increased in the three months ended December 31, 2020, compared to the same prior period primarily due to timing of accruals for certain employment and consulting services.

Share-based compensation expense increased for the three months ended December 31, 2020, compared to the same period in 2019, primarily due to the revaluation of the liability for deferred share units resulting from an increase in the Company's share price during the period. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on deferred share units. More information is set out in Note 22 of the December 31, 2020 consolidated financial statements.

During the three months ended December 31, 2020, the Company realized a loss of $1.2 million, primarily from copper put options that settled during the period. The net unrealized loss of $0.6 million in the three months ended December 31, 2020 relates to the fair value adjustments on the copper put and fuel call options.

TASEKO MINES LIMITED Management's Discussion and Analysis

Finance expenses and income

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Interest expense	9,147	8,914	233
Finance expense - deferred revenue	1,291	1,038	253
Accretion of PER	137	157	(20)
Finance income	(47)	(113)	66
	10,528	9,996	532

Interest expense for the three months ended December 31, 2020 was consistent with the prior quarter.

Finance expense on deferred revenue adjustments represents the implicit financing component of the upfront deposit from the silver sales streaming arrangement with Osisko.

Income tax

	Three months ended December 31,
(Cdn$ in thousands)	2020	2019	Change
Current income tax expense	490	365	125
Deferred income tax recovery	(3,214)	(7,908)	4,694
	(2,724)	(7,543)	4,819
Effective tax rate	(91.7)%	(43.2)%	(48.5)%
Canadian statutory rate	27%	27%	-
B.C. Mineral tax rate	9.5%	9.6%	(0.1)%

The overall income tax recovery for the three months ended December 31, 2020 was due to deferred income tax recovery recognized on losses for accounting purposes.

Foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied.  As a result, the effective tax rate may be significantly higher or lower than the statutory rates, as is the case for the three months ended December 31, 2020, relative to net profit in the quarter which includes unrealized gains on the 2022 Notes due to foreign exchange revaluations.

Current income taxes represents an estimate of B.C. mineral taxes payable for the fourth quarter.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended December 31, 2020 was $20.4 million compared to $9.2 million for the same period in 2019.  Cash used for investing activities during the three months ended December 31, 2020 was $20.8 million compared to cash provided by investing activities of $22.3 million for the same period in 2019.

Investing cash flows in the fourth quarter includes $1.2 million for capitalized stripping costs, $10.9 million for other sustaining capital expenditures at Gibraltar including additional spend for dewatering costs for the Gibraltar pit, and $3.9 million of expenditures for Florence Copper. Also included in investing activities is the purchase of copper put options in the quarter of $3.4 million covering production for the first half of 2021.

TASEKO MINES LIMITED Management's Discussion and Analysis

Net cash provided by financing activities for the three months ended December 31, 2020 was $15.2 million.  Included in financing activities is the net proceeds from the equity offering of $34.3 million. Principal repayments for equipment loans and leases were $4.7 million and interest paid was $14.9 million for the three month period ended December 31, 2020.

At December 31, 2020, the Company had cash and equivalents of $85.1 million, an increase of $12.4 million from the prior quarter.

SUMMARY OF QUARTERLY RESULTS

	2020				2019
(Cdn$ in thousands, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	87,398	87,780	106,005	62,084	89,932	82,436	86,521	70,274
Net earnings (loss)	5,694	987	18,745	(48,950)	(9,931)	(24,508)	(11,012)	(7,931)
Basic EPS	0.02	-	0.08	(0.20)	(0.04)	(0.10)	(0.04)	(0.03)
Adjusted net earnings (loss) *	(7,473)	(5,754)	8,335	(21,647)	(16,159)	(20,561)	(17,471)	(14,419)
Adjusted basic EPS *	(0.03)	(0.02)	0.03	(0.09)	(0.07)	(0.08)	(0.07)	(0.06)
Adjusted EBITDA *	20,478	31,545	50,860	5,346	18,246	7,906	14,660	10,245
(US$ per pound, except where indicated)
Realized copper price *	3.69	3.15	2.70	2.06	2.82	2.56	2.69	2.91
Total operating costs *	2.82	2.00	1.34	1.82	2.01	2.05	2.01	2.21
Copper sales (million pounds)	18.8	21.4	29.5	23.3	25.0	25.1	24.2	17.5

*Non-GAAP performance measure. See page 29 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in Note 2.4 of the 2020 annual consolidated financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company's accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, provisions for environmental rehabilitation, reserve and resource estimation, functional currency, determination of the accounting treatment of the advance payment under the silver purchase and sale agreement reported as deferred revenue, determination of business or asset acquisition treatment, and recovery of other deferred tax assets.

TASEKO MINES LIMITED Management's Discussion and Analysis

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation and may be subject to revision based on various factors.  Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

Several new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2020, and have not been applied in preparing these consolidated financial statements. None are currently considered by the Company to be significant or likely to have a material impact on future financial statements.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P).

The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.  Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED Management's Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the 2020 financial year that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

The Company's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, the Company's internal control over financial reporting is effective based on those criteria. The Company's certifying officers have evaluated the effectiveness of the ICFR and DC&P at the financial year end and concluded that ICFR and DC&P are effective as at December 31, 2020 based on the evaluation.

FINANCIAL INSTRUMENTS

The Company uses a mixture of cash, long-term debt and shareholders' equity to maintain an efficient capital allocation and ensure adequate liquidity exists to meet the ongoing cash requirements of the business. In the normal course of business, the Company is inherently exposed to financial risks, including market risk, commodity price risk, interest rate risk, currency risk, liquidity risk and credit risk. The Company manages these risks in accordance with its risk management policies.  To mitigate some of these inherent business risks, the Company uses commodity derivative instruments that do not qualify for hedge accounting treatment. These non-hedge derivatives are summarized in Note 7 to the consolidated financial statements. The financial risks and the Company's exposure to these risks, is provided in various tables in Note 25 of the consolidated financial statements. For a discussion on the methods used to value financial instruments, as well as significant assumptions, refer also to Notes 2 and 25 of the consolidated financial statements.

Summary of Financial Instruments	Carrying Amount	Associated Risks
Financial assets
Amortized cost
Cash and equivalents	85,110	Interest rate
Accounts receivable	6,689	Credit Market
Fair value through other comprehensive income (FVOCI)
Marketable securities	1,791	Market
Investment in subscription receipts	1,200	Market
Financial liabilities
Accounts payable and accrued liabilities	51,747	Currency
Senior secured notes	313,965	Currency
Lease liabilities	19,923	Interest rate
Lease related obligations	9,444	Interest rate
Secured equipment loans	20,072	Currency Interest rate

TASEKO MINES LIMITED Management's Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement ("RCA Trust") was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.  Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from
9-month to 12-months' salary.  In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months' salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company's share option program (refer to Note 22 of the consolidated financial statements).

Compensation for key management personnel (includes all members of the Board of Directors and executive officers) is as follows:

	Year ended December 31,
(Cdn$ in thousands)	2020	2019
Salaries and benefits	6,527	6,757
Post-employment benefits	1,827	1,639
Share-based compensation expense	4,963	2,710
	13,317	11,106

Other related parties

Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices the Gibraltar for these expenses.  In 2020, net management fee income for $1,291 (2019: $1,186) and net reimbursable compensation expenses and third party costs of $190 (2019: $95) were charged to the joint venture partner.

TASEKO MINES LIMITED Management's Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company's performance. These measures have been derived from the Company's financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs are calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by subtracting by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, unless otherwise indicated) - 75% basis	2020	2019	2020	2019
Cost of sales	79,083	97,391	319,542	368,306
Less:
Depletion and amortization	(18,747)	(31,380)	(95,301)	(109,756)
Net change in inventories of finished goods	2,087	(1,193)	(939)	5,570
Net change in inventories of ore stockpiles	6,632	1,426	11,361	(1,677)
Transportation costs	(3,768)	(5,025)	(18,248)	(17,832)
Site operating costs	65,287	61,219	216,415	244,611
Less by-product credits:
Molybdenum, net of treatment costs	(3,649)	(5,205)	(15,241)	(25,223)
Silver, excluding amortization of deferred revenue	133	30	(303)	(557)
Site operating costs, net of by-product credits	61,771	56,044	200,871	218,831
Total copper produced (thousand pounds)	18,725	25,047	92,277	94,428
Total costs per pound produced	3.30	2.24	2.18	2.32
Average exchange rate for the period (CAD/USD)	1.30	1.32	1.34	1.33
Site operating costs, net of by-product credits (US$ per pound)	2.53	1.69	1.62	1.75
Site operating costs, net of by-product credits	61,771	56,044	200,871	218,831
Add off-property costs:
Treatment and refining costs	3,284	5,520	18,169	21,417
Transportation costs	3,768	5,025	18,248	17,832
Total operating costs	68,823	66,589	237,288	258,080
Total operating costs (C1) (US$ per pound)	2.82	2.01	1.92	2.06

TASEKO MINES LIMITED Management's Discussion and Analysis

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put and fuel call options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per share amounts)	2020	2019	2020	2019
Net income (loss)	5,694	(9,931)	(23,524)	(53,382)
Unrealized foreign exchange gain	(13,595)	(5,850)	(4,345)	(15,228)
Unrealized (gain) loss on copper put and fuel call options	586	(518)	1,822	-
Estimated tax effect of adjustments	(158)	140	(492)	-
Adjusted net loss	(7,473)	(16,159)	(26,539)	(68,610)
Adjusted EPS	(0.03)	(0.07)	(0.11)	(0.28)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company's performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.  Issuers of "high yield" securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company's underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put and fuel call options; and
  Amortization of share-based compensation expense.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2020	2019	2020	2019
Net income (loss)	5,694	(9,931)	(23,524)	(53,382)
Add:
Depletion and amortization	18,747	31,380	95,301	109,756
Finance expense	10,575	10,109	43,010	40,324
Finance income	(47)	(113)	(249)	(1,202)
Income tax recovery	(2,724)	(7,543)	(9,096)	(32,337)
Unrealized foreign exchange gain	(13,595)	(5,850)	(4,345)	(15,228)
Unrealized (gain) loss on copper put and fuel call options	586	(518)	1,822	-
Amortization of share-based compensation expense	1,242	712	5,310	3,126
Adjusted EBITDA	20,478	18,246	108,229	51,057

Earnings (loss) from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company's operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED Management's Discussion and Analysis

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands)	2020	2019	2020	2019
Earnings (loss) from mining operations	8,315	(7,459)	23,725	(39,143)
Add:
Depletion and amortization	18,747	31,380	95,301	109,756
Earnings from mining operations before depletion and amortization	27,062	23,921	119,026	70,613

Site operating costs per ton milled

	Three months ended December 31,		Year ended December 31,
(Cdn$ in thousands, except per ton milled amounts)	2020	2019	2020	2019
Site operating costs (included in cost of sales)	65,287	61,219	216,415	244,611

Tons milled (thousands) (75% basis)	5,594	5,855	22,559	22,405
Site operating costs per ton milled	$11.67	$10.46	$9.59	$10.92